Exhibit 99.1

Dr. Gengchen Han, Origin Agritech’s Chairman and CEO, Discussed Strategic Directions of New Origin Agritech in an Investor Meeting at Wells Fargo Securities

BEIJING--/PRNewswire/--June 16, 2015--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced that Dr. Gengchen Han, Chairman and CEO of Origin, met with investors at a meeting organized by Wells Fargo Securities and discussed the strategic directions of new Origin Agritech on June 16th, 2015. During his presentation, Dr. Han announced that Origin has successfully transitioned from a traditional seed company to a biotechnology seed company after more than 10 years of agri-biotech developments. This is marked by the successful development of our biotech seed product pipelines, especially the new technology of stacked traits of glyphosate tolerance (GT) and insect resistance (Bt).

With the transformation to new Origin Agritech, the Company is now organized into a simple structure of two fundamental business lines: agri-biotech and product develop under State Harvest and seed production and distribution under Beijing Origin. State Harvest is now in the position to introduce to the seed market its first generation phytase transgenic corn, second generation glyphosate tolerance corn seed, and its new technology of stacked traits of GT and Bt genes. While waiting for the approval for commercial planting in China, State Harvest is ready to introduce these agri-biotech products into the global seed market. In addition, State Harvest has also built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which along with its rich germplasm resources, will allow State Harvest to become an important global seed technology company.

Beijing Origin will focus on our seed production and distribution business in China. After recent restructurings, Beijing Origin’s corn seed business now represents over 85% of the revenues in Beijing Origin, and we believe it has a strong potential to generate EBITDA of over RMB100 million. Beijing Origin’s broad product lines across all major planting regions in China and innovative distribution network are the cornerstones for its leadership position in China. Its state-of-the-art corn seed production and conditioning facilities in Gansu and Xinjiang provinces provide superior quality products to the farmers in China and they are the growth engine for Beijing Origin.

During the meeting today, Dr. Han also discussed the Company’s current business performance and financial conditions. Dr. Han pointed out that we should see a significant year-over-year improvement in the income from operations during the fiscal year 2015, despite continuous challenges due to industry oversupply. On the balance sheet, Dr. Han discussed the inventory adjustment during both 2014 and 2015 planting seasons, which could improve our operating cash flow significantly this and next year. In addition, the company is expected to have minimal needs in CAPEX during the next couple of years as our new state-of-the-art facility in Xinjiang province allows us to double our corn seed revenues.

“As Origin Agritech is celebrating its eighteenth anniversary, we are excited to launch our new strategies and move to the new stage for Origin Agritech”, said Dr. Han in the meeting, “we believe the earnings potential of Beijing Origin could demonstrate the value of Origin’s fundamental seed production and distribution businesses while our new global strategy for State Harvest’s agri-biotech and product development businesses could move Origin to the global market and allows Origin to become a global player in the biotech seed business.”

The presentation materials used in today’s meeting have been filed with SEC on June 15, 2015.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn

Origin Agritech Investor Relations

ir@originseed.com.cn

+86 10 5890-7536